Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2007, 2006 and 2005

SHAREHOLDER UPDATE

Review of 2007 and Outlook for 2008

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of 2007 and the outlook for 2008.

2007 Highlights

•

Appointed new senior management, including Bruce Bried, P.Eng., as President and COO and Garry Biles, P.Eng., as Vice President, Mining

•

Announced new NI 43-101 resource estimate for New Polaris gold mine project, including 519,000 oz gold in measured and indicated resources and 636,000 oz gold in inferred resources at a 6 gpt gold cutoff grade or 342,096 oz measured and indicated and 361,209 oz inferred at a 9 gpt gold cutoff – see Feb 1, 2007 and Aug 20, 2007 news releases)

•

Released positive results of preliminary economic assessment for New Polaris at US$ 650 gold, including after-tax undiscounted NPV of CA$40.9 million and IRR of 11.1% (see Aug 20, 2007 news release)

•

Received outstanding reclamation award for New Polaris from Mining Association of BC and BC Ministry of Energy, Mines and Resources

•

Initiated Mexican acquisitions program with options to acquire 100% interests in the Providencia and Los Arrastres gold-silver properties in Guanajuato State

•

Expanded Mexican gold portfolio with options to acquire the Santiago and Exmin Fraction gold properties in Chihuahua State

•

Closed CA $1.1 million private placement financing to complete Phase 1 exploration programs in Mexico and for working capital

•

Announced plans to “spin-out” the Mexican gold projects to subsidiary company, Caza Gold Corp. and distribute shares of Caza Gold to Canarc shareholders

The Year In Review

The price of gold bullion enjoyed another steller year in 2008, rising 32% from US$636 per oz to close the year at US$837 per oz, a 27 year high. Rising investment demand, flat mine supply and the weakening US dollar continued to be the main fundamentals behind the move in precious metals.  In US dollar terms, gold remains locked in a now 7 year-old uptrend, although this is only the third year of the gold bull market denominated in other major currencies.

Junior gold stocks followed gold higher in Q1, 2007, then corrected in the now familiar annual spring-summer sell-off.  This down-trend was aggravated into a precipitous fall in Q3 due to the mortgage-backed securities crisis in August but the junior gold shares started rebounding by year-end.  Canarc’s share price opened 2007 at CA$0.78 per share but tailed off to close at CA$0.36 per share, down 51% on the year.

In 2007, Canarc set out a two-pronged strategy to create shareholder value. The primary goal was to advance our core asset, the New Polaris gold mine project, through a new NI 43-101 resource estimate and complete an initial economic evaluation to build an 80,000 oz per year gold mine. In addition, we launched a new acquisitions program to build an attractive portfolio of gold projects in Mexico.

New Polaris

Canarc launched 2007 with the appointment of two seasoned mining professionals to its senior management team, Mr. Bruce Bried, P. Eng. as the new President and Chief Operating Officer, and Garry Biles, P. Eng., as the new Vice President, Mining.  Bruce and Garry joined Canarc to help facilitate Canarc’s move from exploration to economic assessment to mine development at New Polaris.

In February, the Company released an updated NI 43-101 resource estimate for New Polaris that outlined measured and indicated resources of 519,000 oz gold contained in 1,288,000 tonnes grading 12.5 gpt gold (measured resource of 271,000 tonnes grading 11.89 gpt and indicated resource of 1,017,000 tonnes grading 12.71 gpt) and inferred resources totaling 636,000 oz gold contained in 1,628,000 tonnes grading 12.2 gpt gold, using a 6 gpt gold cutoff grade, still open for expansion in other veins and at depth.

As a result, Canarc commenced a CA$3 million pre-feasibility work program for the project, including dewatering, mapping and sampling the lowermost underground mine workings, completing additional metallurgical testwork to optimize gold recoveries, continuing the site-related environmental studies, developing a conceptual mine plan and completing the preliminary economic assessment.

In Q3, 2007, Canarc was awarded a “Citation for Outstanding Achievement for Reclamation at a Mineral Exploration Site" from the British Columbia Technical and Research Committee on Reclamation, (the Mining Association of BC and BC Ministry of Energy, Mines and Resources) in recognition of Canarc’s proactive reclamation program at New Polaris.

Canarc also released positive results from a preliminary economic assessment of New Polaris for the base case model of constructing of an 80,000 oz per year gold mine. At a US$650 per oz gold price and using a 9 gpt gold cutoff grade to revise the NI 43-101 resource to 342,096 oz gold measured and indicated in 806,000 tonnes grading 13.2 gpt gold and 361,209 oz gold inferred in 944,000 tonnes grading 11.9 gpt gold, the project generates an after-tax undiscounted NPV of CA$40.9 million and an after-tax IRR of 11.1%.  The base case production model showed positive potential so further work was recommended to optimize the project and complete a feasibility study.

However, given the modestly positive economics at US$650 gold and a CA$0.90 dollar, and the fact the next phase of underground mine development and bulk sampling required a CA$20 million budget, and with the share price trading at multi-year lows, Canarc elected to not to proceed with a large equity financing that would have caused massive shareholder dilution.  Instead, management plans to reassess the economics in 2008 based on higher gold prices and CA$ exchange rates and seek strategic alternatives such as a joint venture in order to create shareholder value at New Polaris.

Mexico

In Q1, Canarc announced it had acquired options to purchase 100% interests in the Providencia and Los Arrastres gold-silver projects located near the town of San Felipe in the state of Guanajuato, Mexico.  The 8 km by 10 km Providencia and Los Arrastres properties cover the entire Providencia mining district, which is located about 45 km north of the famous Guanajuato silver-gold mining district.  The Providencia agreement is expected to be finalized in 2008.

The 112 hectare Providencia and San Felix mine properties cover two small but high grade vein silver-gold mines that produced an estimated 8.8 million oz silver from 300,000 tonnes ore grading around 1000 gpt silver and 1 gpt gold (30.6 oz per ton Ag equivalents at a 50 silver: 1 gold ratio) until closure in 1934. The 7,638 hectare Los Arrastres properties that surround Providencia and San Felix were staked by Grupo Mexico to explore these mineralized structures on a district scale.

The Company subsequently acquired an option to purchase a 100% interest in a second strategic gold property, the Santiago project, located near the town of Batopilas in Chihuahua State, Mexico. Santiago covers a swarm of high grade gold veins that occupy a large alteration zone adjacent to a granodiritic intrusion only 10 kilometres east of the famous Batopilas silver district.

The SGM (Mexican Geological Survey) carried out a rock sampling program of the North Zone at Santiago and reported a 200 m long by 100 m wide  by 70 m deep mineralized zone with potential to host 3.78 million tonnes grading 1.0 gpt gold and 20 gpt silver. Even though North Zone alteration has been traced for over 400 m in length, the better potential might be the high grade veins contained within it such as the Veta Blanca that grades 30.3 gpt gold over 2.3 m in a channel sample.

At the Providencia and Santiago gold projects, the Phase 1 exploration programs of geological mapping, geochemical soil sampling, rock sampling and hand trenching were carried out during the 3rd Quarter. Canarc also announced a new option to acquire up to a 75% interest in a 791 hectare portion of EXMIN’s Huimayvo concession which surrounds the 171 hectare Santiago Gold Project.

To fund exploration on its Mexican gold projects, including Santiago and Providencia, Canarc closed a private placement totalling $1.1 million. The funds were also to be used to acquire additional attractive gold properties in Mexico and for working capital.

At the Benzdorp gold project in Suriname, additional geochemical soil and porknocker pit sampling programs were completed and applications to renew these exploration concessions were submitted to the Minister of Natural Resources.  No further work is contemplated at Benzdorp until the new concession titles are issued to Benzdorp Gold NV, the local company owned by Canarc and its partner Grassalco, the state mining company for Suriname.

In Costa Rica, Glencairn Gold (now Central Sun Mining) elected to close the Bellavista gold mine due to ground movement caused by heavy rains that negatively impacted the heap leach pad and damaged the process plant.

Both of Canarc’s growth strategies in 2007, to evaluate the economics of building an 80,000 oz per year gold mine at New Polaris and to initiate the acquisition of an attractive gold project portfolio in Mexico, were successfully executed.  Unfortunately, it would appear that these accomplishments are not yet reflected in Canarc’s share price.

That is why, in Q4, 2007, Canarc announced plans to spin-out its Mexican gold projects to a wholly-owned subsidiary company, Caza Gold Corp., and distribute approximately 80% of its shares of Caza Gold pro rata to Canarc shareholders.  By effectively issuing a “dividend in kind”, management anticipates the spin-out should help to unfold the full value of our Mexican gold portfolio for the benefit of Canarc shareholders.  In March 2008, the Company announced a Special General Meeting to be held on April 29, 2008 for a special resolution to approve the distribution under a plan of arrangement, which is subject to shareholder, court and regulatory approvals.

The Outlook For 2008

The outlook for gold and gold stocks in 2008 continues to be robust, as evidenced by the recent run in the gold price to the US$900 range.  Some forecasters are calling for US$1000 gold this year, which should bode well for Canarc, specifically in rewarding our patience in regard to New Polaris.

Canarc plans three strategic initiatives to create value for shareholders in 2008.

Firstly, management intends to evaluate the economics of New Polaris on an ongoing basis and consider strategic alternatives such as a joint venture or other means to advance this high grade gold mine project to pre-production mine development and a full feasibility study.

Secondly, the spin-out of the Mexican gold projects to subsidiary company, Caza Gold Corp., and the distribution of Caza Gold shares pro rata to Canarc shareholders will allow Caza to finance the acquisition and exploration of additional and more advanced gold projects in Mexico for the benefit of Canarc shareholders but without diluting Canarc shares.

Thirdly, Canarc is now evaluating opportunities to acquire attractive gold projects in the USA where management’s exploration and mining experience can add value.

Although the gold markets have recently pulled back from their early year highs, management is still quite bullish that the gold price will seek new highs in 2008. And due to a looming inflationary period, this should be the year that the precious metals start to separate from and outperform the base metals.

We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed the technical disclosures for this shareholder update.

CANARC RESOURCE CORP.

Per:

/s/     Bradford J. Cooke

Bradford J. Cooke

March 25, 2008

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

KPMG LLP Chartered Accountants Box 10426, 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Telefax (604) 691-3031 www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007, and the consolidated statements of shareholders’ equity for each of the years in the two-year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG  LLP     (signed)

Chartered Accountants

Vancouver, Canada

March 14, 2008.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2007	2006

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 633	$ 2,267
Marketable securities (Note 3)	16	522
Receivables and prepaids	526	105
Royalty receivable - current portion (Note 4(c)(i))	50	50
	1,225	2,944
NONCURRENT ASSETS
Mineral properties (Note 4)	18,629	15,224
Equipment (Note 5)	8	7
Royalty receivable - long-term portion (Note 4(c)(i))	127	200
Long-term investment (Note 6)	126	72
	18,890	15,503
	$ 20,115	$ 18,447

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 331	$ 235
Notes payable (Note 8)	304	-
	635	235

SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	55,289	55,629
Contributed surplus	2,014	1,855
Accumulated other comprehensive income	(28)	-
Deficit	(37,795)	(39,272)
	19,480	18,212
	$ 20,115	$ 18,447

Nature of operations (Note 1)
Commitments and contingencies (Note 4)
Subsequent events (Notes 4(d)(i) and 13)

Refer to the accompanying notes to the consolidated financial statements.

Approved by the Directors:

/s/

Bradford Cooke

/s/

William Price

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Comprehensive Income

(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	2007	2006	2005

Expenses:
Amortization	$ 2	$ 3	$ 4
Corporate development	65	294	8
Employee and director remuneration (Note 9)	618	429	137
Foreign exchange gain	(198)	(14)	(40)
General and administrative (Note 9)	592	337	324
Shareholder relations	198	307	113
Stock-based compensation (Note 7(b))	442	454	435

Loss before the undernoted	(1,719)	(1,810)	(981)

Equity loss from investment in affiliated company	-	(6)	(3)
Gain on disposition of marketable securities	1,152	1,598	1,225
Gain on dilution from long term investment (Note 6)	-	-	621
Gain from disposition of subsidiary (Note 4(c)(i))	-	600	-
Investment and other income	28	81	2
Accretion of royalty receivable (Note 4(c)(i))	15	-	-
Non-controlling interest	-	-	22
Write-down of marketable securities	-	(30)	(2)
Write-down of mineral properties	-	-	(170)
Write-off of debt due from affiliated company (Note 6)	-	-	(542)

(Loss) income before income tax	(524)	433	172

Future income tax recovery (Note 7(a)(i))	2,039	-	143

Income for the year	1,515	433	315

Other comprehensive income (loss):
Unrealized gain on available-for-sale securities	289	-	-
Realized gain on sale of available-for-sale securities	(1,152)	-	-
Foreign exchange on unrealized gain	68	-	-
Foreign exchange on realized gain	(70)	-	-

Comprehensive income for the year	$ 650	$ 433	$ 315

Basic and diluted earnings per share	$ 0.02	$ 0.01	$ 0.01

Weighted average number of shares outstanding	69,907,839	63,462,293	58,518,229

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Shareholders’ Equity

(expressed in thousands of United States dollars)

	Years ended December 31,
		2007			2006
	Shares		Amount	Shares		Amount

Common shares:
Balance, beginning of year	68,470,476		$ 55,629	58,545,115		$ 49,150
Issued:
Private placement	2,200,000		1,039	9,380,361		6,201
Property acquisition	45,000		24	-		-
Exercise of options	830,000		530	545,000		278
Exercise of share appreciation rights	189,029		106	-		-
Provision for flow-through shares (Note 7(a)(i))	-		(2,039)	-		-
Balance, end of year	71,734,505		55,289	68,470,476		55,629

Contributed surplus:
Balance, beginning of year			1,855			1,502
Exercise of options			(177)			(101)
Fair value of stock options recognized			405			454
Fair value of share appreciation rights			(69)			-
Balance, end of year			2,014			1,855

Accumulated other comprehensive income:
Balance, beginning of year			-			-
Adoption of new accounting policy
for available-for-sale securities (Note 2(p))			837			-
Unrealized gain on available-for-sale securities			289			-
Realized gain on sale of available-for-sale securities			(1,152)			-
Foreign exchange on unrealized gain on available-for-sale securities			68			-
Foreign exchange on realized gain on available-for-sale securities			(70)			-
Balance, end of year			(28)			-

Deficit:
Balance, beginning of year			(39,272)			(39,705)
Adoption of new accounting policy for royalty receivable (Note 2(p))			(38)			-
Income for the year			1,515			433
Balance, end of year			(37,795)			(39,272)

Total Shareholders' Equity			$ 19,480			$ 18,212

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2007	2006	2005

Cash provided from (used for):

Operations:
Income for the year	$ 1,515	$ 433	$ 315
Items not involving cash:
Amortization	2	3	4
Equity loss from investment in affiliated company	-	6	3
Gain on disposition of marketable securities	(1,152)	(1,598)	(1,225)
Gain on dilution from long term investment	-	-	(621)
Gain on disposition of subsidiary (Note 4(c)(i))	-	(600)	-
Future income tax recovery	(2,039)	-	(143)
Accretion of royalty receivable (Note 4(c)(i))	(15)	-	-
Stock-based compensation	442	454	435
Unrealized currency translation loss	(47)	(9)	(29)
Write-down of marketable securities	-	30	2
Write-down of mineral properties	-	-	170
Write-off of debt due from affiliated company (Note 6)	-	-	542
	(1,294)	(1,281)	(547)
Changes in non-cash working capital items:
Receivables and prepaids	(106)	(57)	67
Due to/from related parties	-	-	(118)
Accounts payable and accrued liabilities	96	-	(35)
	(1,304)	(1,338)	(633)

Financing:
Issuance of common shares	1,392	6,378	38
Proceeds from notes payable	304	-	-
	1,696	6,378	38

Investing:
Proceeds from disposal of marketable securities	1,690	2,452	2,009
Proceeds from disposition of subsidiary	50	450	-
Acquisition of marketable securities	(13)	(498)	(789)
Mineral properties, net of recoveries	(3,696)	(5,666)	(851)
Equipment	(3)	-	-
Long term investment	(54)	-	-
	(2,026)	(3,262)	369

(Decrease) increase in cash and cash equivalents	(1,634)	1,778	(226)
Cash and cash equivalents, beginning of year	2,267	489	715

Cash and cash equivalents, end of year	$ 633	$ 2,267	$ 489

Supplemental disclosure with respect to cash flows (Note 12).

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $37,795,000 at December 31, 2007.  Furthermore, the Company has working capital of $590,000 as at December 31, 2007, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries and equity investment, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), in which the Company previously held an 80% interest but was disposed in April 2006;

-

Aztec Metals Corp. (“Aztec”), in which the Company held a 27% as at December 31, 2005 when its investment was accounted for using the equity method (Note 6), and further diluted its interest to 19% as at December 31, 2006 and then to 17% at December 31, 2007 which investment was accounted for using the cost method;

-

Carib Industries Ltd., in which the Company holds a 78.5% interest, which is consolidated;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities or other investments as appropriate.

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Refer to Note 2(p) for change in accounting policy effective January 1, 2007.

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Long-term investment:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.  Investment in shares in which the Company’s ownership is less than 20%, where significant influence does not exist, is accounted for in accordance with the Company’s policy for financial instruments as defined in Note 2(p)(i).

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(b).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

The Company has a share appreciation rights plan which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related contributed surplus to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to operations.

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(h)

Asset retirement obligations:

Any statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, are recognized if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.  The Company assessed its mineral properties, and based upon such assessments, there were no known material asset retirement obligations as at December 31, 2007.

(i)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)

Earnings per share:

Basic earnings per share is computed by dividing the earnings available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings available to common shareholders equals the reported earnings.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings per share presented is the same as basic earnings per share as the effect of outstanding options and warrants in the earnings per share calculation would be anti-dilutive.

(k)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(l)

Flow-through shares:

A provision at the date of the actual renunciation is recognized by a reduction in the amount included in share capital relating to the flow-through shares for the future income taxes related to the deductions foregone by the Company.

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(n)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and notes payable approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.

(o)

Variable interest entities:

Consolidation principles apply to entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The Company does not have any VIE’s.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

Change in accounting policy:

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  The new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement

The standard addresses the classification, recognition and measurement of financial instruments in the financial statements.  This standard requires all financial instruments within its scope, including derivatives, to be included in the Company’s balance sheet and measured either at fair value on initial recognition or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are recognized in the statements of operations.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to the adoption date are recognized by adjusting accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories:  held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings;

•

Available-for-sale financial assets are measured at fair value based on quoted market prices.  Investment in equity instruments classified as available-for-sale that does not have a quoted market price in an active market is measured at cost.  Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet either by disposition or permanent impairment at which time the realized gain or loss is transferred to net earnings;

•

Held for trading financial instruments are measured at fair value.  All gains and losses are included in net earnings in the period in which they arise;  and

•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period in which they arise.

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(p)

Change in accounting policy:     (continued)

(i)

CICA Handbook Section 3855 – Financial Instruments – Recognition and Measurement     (continued)

In accordance with the new standard, the Company has classified its marketable securities as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with realized gains or losses recorded in net earnings and unrealized gains or losses recorded in other comprehensive income.  This change in accounting policy resulted in an increase of $837,000 in the carrying value of its marketable securities on initial adoption.

The Company’s royalty receivable from disposition of subsidiary (Note 4(c)(i)) is classified as loans and receivables.  It is measured at amortized cost and is amortized to interest income using the effective interest rate method.  This change in accounting policy resulted in a decrease of $38,000 in the carrying value of its royalty receivable from disposition of subsidiary on initial adoption.

Its investment in shares of Aztec is classified as available-for-sale but such shares do not have a quoted market price in an active market and is therefore measured at cost.

(ii)

CICA Handbook Section 3865 - Hedging

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  Section 3865, "Hedges" specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies:  fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Company currently does not have any hedges.

(iii)

CICA Handbook Section 1530 - Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet and the account “other comprehensive income” in the statement of operations.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(q)

New Accounting Pronouncements:

(i)

Financial Instruments – Disclosures and Presentation, CICA Handbook Sections 3862 & 3863

The CICA issued Section 3862 on disclosures and Section 3863 on presentation.  The two new CICA sections replace Section 3861 and set out additional financial instruments disclosure requirements while carrying forward unchanged its presentation requirements.  These sections are applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

(ii)

Assessing Going Concern, CICA Handbook Section 1400

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual periods beginning on or after January 1, 2008.

(iii)

Capital Disclosures, CICA Handbook Section 1535

CICA Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  This section requires additional disclosures relating to capital management strategies.

The Company will adopt the standards on January 1, 2008, and is evaluating the impact of these new standards on its financial position and results of operations.

The Company does not expect the adoption of the standards to result in any material changes to the Company’s financial statements.

(t)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities

	2007	2006

Investment in shares of companies, at cost	$ 44	$ 497
Unrealized foreign exchange (losses) gains	(2)	25
Unrealized loss in market values	(26)	-
	$ 16	$ 522

The quoted market value of shares of companies was $16,000 at December 31, 2007.

As at December 31, 2006, investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2006, these shares had a cost of $367,000, a carrying value of $367,000 and a quoted market value of $1,156,000.  In 2007, the Company disposed all its shareholdings in Endeavour.

4.

Mineral Properties

		2007			2006
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$ 3,605	$ 8,582	$ 12,187	$ 3,605	$ 6,077	$ 9,682

Suriname:
Benzdorp (Note 4(c)(ii))	301	5,795	6,096	301	5,241	5,542

Mexico:
Los Arrastres (Note 4(d)(i))	125	95	220	-	-	-
Providencia (Note 4(d)(ii))	17	8	25	-	-	-
Santiago (Note 4(d)(iii))	60	34	94	-	-	-
Santiago Fraction (Note 4(d)(iv))	7	-	7	-	-	-

	$ 4,115	$ 14,514	$ 18,629	$ 3,906	$ 11,318	$ 15,224

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at December 31, 2007 and 2006 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company continues to own a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, the Company elected to write-off the associated property costs.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Central Sun Mining Inc. (formerly, Glencairn Gold Corporation) (“Central Sun”) the right to earn a 100% working interest in the property calls for pre-production payments which ended in fiscal 2005.  The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Central Sun until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource, the company that holds the Sara Kreek concession.  The Company was to issue an additional 200,000 shares to the vendor, Suriname Wylap Development N.V., (“Wylap Development”) upon completing a feasibility study and commencing commercial production of the underground deposits.  In fiscal 2004, the property was written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  A loan to Wylap Development that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remained outstanding as at December 31, 2005.

On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Wylap Development to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  In 2007, the Company received a royalty of $50,000 (2006 - $50,000).

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(i)

Sara Kreek:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at January 1, 2007 and December 31, 2007.

2007

Present value of expected cash flows from royalties as at January 1	$ 212
Add: Accretion for the year	15
Less: Royalty received during the year	(50)
Present value of expected cash flows from royalties as at December 31	177
Less: Current portion of royalty receivable as at December 31	(50)
Long-term portion of royalty receivable as at December 31	$ 127

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million.

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:     (continued)

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2007, the Company did not complete a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and can to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

The exploration concessions for the Benzdorp property were due to expire in July 2007, and Benzdorp Gold NV, the joint venture company held by the Company and Grassalco, has applied to the Minister of Natural Resources of Suriname for a three year extension to the Company’s exploration concessions at Benzdorp.  An extension is available at the discretion of the Suriname Minister of Natural Resources.  The Company continues to have the exclusive right to explore the Benzdorp concessions after the expiry date until there is a decision on the application to extend.

(d)

Mexico:

(i)

Los Arrastres:

In February 2007, the Company entered into an option agreement to acquire a 100% interest in the Los Arrastres gold/silver property by making $2.5 million in cash payments and spending $2 million on exploration over a 3 year period.  The vendor will retain a 2% NSR and the Company has the right to reduce the NSR to 1% by paying $1 million at any time.  An initial payment of $50,000 was made upon the signing of the option agreement and a further payment of $75,000 was made in August 2007.  A cash payment of $25,000 was made in February 2008.

Canarc Resource Corp.	Page 20

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(d)

Mexico:     (continued)

(ii)

Providencia and San Felix:

In March 2007, the Company entered into a preliminary option agreement to acquire a 100% interest in the Providencia and San Felix gold/silver properties by issuing 30,000 common shares to the vendors on signing a formal agreement within 30 days and making $2 million in cash payments over a 2 ½ year period, including $30,000 on signing.  The Company issued 30,000 shares at a deemed value of CAD$0.63 per share.  The vendors will retain a 2 ½ % net smelter return royalty (“NSR”), and the Company has the right to reduce the royalty to 1 ½ % at any time by paying $750,000 and issuing an option to the vendors to purchase 250,000 common shares of the Company at the five day closing share price average on the Toronto Stock Exchange prior to the royalty reduction.  A formal agreement is expected in fiscal 2008.

(iii)

Santiago:

In May 2007, the Company entered into an option agreement to acquire a 100% interest in the Santiago gold property by making $2 million in cash payments over a 5 year period and spending $200,000 on exploration over a 2 year period.  The vendor will retain a 2% NSR.  An initial payment of $30,000 was made upon the signing of the option agreement and a further payment of $30,000 was made in November 2007.

(iv)

Santiago Fraction:

In September 2007, the Company entered into an option and joint venture agreement to acquire up to a 75% interest in the Santiago Fraction property by issuing 15,000 common shares, paying $25,000 in cash after 1 year, and spending up to $1 million in exploration over a 5-year period.  The Company issued 15,000 common shares at a deemed value of CAD$0.45 per share.

Canarc Resource Corp.	Page 21

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

As at December 31, 2007, to maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	$ -	-

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

Los Arrastres (Note 4(d)(i))
Option payments and expenditure commitments	2,375	1,905	-
Net profit interest reduction or buydown	1,000	-	-

Providencia (Note 4(d)(ii)) (ii)
Option payments and expenditure commitments	2,000	-	-
Net profit interest reduction or buydown	750	-	250,000

Santiago (Note 4(d)(iii))	1,940	166	-

Santiago Fraction (Note 4(d)(iv))	25	1,000	-

	$ 8,540	$ 3,071	400,000

 (i)

Payable on or before 30 days after the commencement of commercial production.

(ii)

A formal agreement is expected in fiscal 2008.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.	Page 22

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.

Equipment

		2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Equipment	$ 143	$ 135	$ 8	$ 140	$ 133	$ 7

6.

Long-Term Investment

In 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006 which was extended to May 28, 2007.  The remaining debt of $542,051 owed by Aztec was written off.

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec was accounted for using the equity method.

In 2006, the Company’s interest in Aztec was further diluted to 19% due to a private placement which Aztec closed in March 2006, in which the Company’s investment in Aztec was thereafter accounted for using the cost method.

In May 2007, the Company exercised its warrants for 500,000 common shares of Aztec at an exercise price of CAD$0.12.  As at December 31, 2007, the Company has an interest of 17% in Aztec.

7.

Share Capital

(a)

Authorized and issued:

The authorized share capital of the Company is comprised of unlimited common shares without par value.

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

Canarc Resource Corp.	Page 23

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(i)

In March 2007, the Company renounced CAD$7 million in exploration expenditures from the proceeds of the flow-through private placements in 2006, resulting in an income tax recovery of approximately $2 million.

In July 2007, the Company closed a non-brokered private placement for 2,200,000 units at CAD$0.52 per unit for gross proceeds of CAD$1,144,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.65 until July 24, 2008.  Finders’ fees of CAD$37,440 were paid in cash.

The Company issued 45,000 common shares for property acquisitions (Notes 4(d)(ii) and (iv)).

(ii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, with a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007 and a fair value of CAD$43,890 which have been recorded in share capital on a net basis.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

In October 2006, the Company closed two non-brokered private placements.  The flow-through private placement was for 4,300,000 units at CAD$0.82 per unit for gross proceeds of CAD$3,526,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$1.25 until October 18, 2007.  Finders’ fees comprised of CAD$208,196 in cash and 247,800 warrants were issued;  each warrant is exercisable to acquire one non-flow through common share at CAD$0.82 until October 18, 2007 and a fair value of CAD$44,604 which have been recorded in share capital on a net basis.

The non-flow through private placement was for 700,000 non-flow through units at CAD$0.75 per unit for gross proceeds of CAD$525,000.  Each unit was comprised of one non-flow through common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at an exercise price of CAD$0.95 until October 18, 2007.  A finder’s fee of CAD$5,850 was paid.

Canarc Resource Corp.	Page 24

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 7,074,000 common shares are outstanding as at December 31, 2007.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding, beginning of year	7,929,000	$0.54	6,984,000	$0.50	5,649,000	$0.57
Granted	2,190,000	$0.54	1,490,000	$0.69	2,395,000	$0.36
Exercised	(830,000)	$0.44	(545,000)	$0.37	(220,000)	$0.19
Converted to stock appreciation
rights on exercise	(410,000)	$0.37	-	-	(20,000)	$0.34
Expired	(1,805,000)	$0.65	-	-	(820,000)	$0.70
Outstanding, end of year	7,074,000	$0.54	7,929,000	$0.54	6,984,000	$0.50

Exercise price range (CAD$)	$0.25 - $1.00		$0.17 - $1.00		$0.17 - $1.00

Canarc Resource Corp.	Page 25

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2007:

		Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
Price	Number	Remaining	Exercise	Number		Exercise
Intervals	Outstanding at	Contractual Life	Prices	Exercisable at		Prices
(CAD$)	Dec 31, 2007	(Number of Years)	(CAD$)	Dec 31, 2007		(CAD$)

$0.25 - $0.49	2,914,000	3.0	$0.35	2,914,000		$0.35
$0.50 - $0.74	3,670,000	3.1	$0.62	3,170,000		$0.64
$1.00 - $1.24	490,000	1.2	$1.00	490,000		$1.00
	7,074,000	2.9	$0.54	6,574,000		$0.54

At December 31, 2007, 7,074,000 options are outstanding of which 6,574,000 options are exercisable and expire at various dates from January 29, 2008 to September 26, 2012, with a weighted average remaining life of 2.9 years.  During the year ended December 31, 2007, the Company recognized stock-based compensation of $405,115 (2006 - $454,177 and 2005 - $432,424) based on the fair value of options granted that were earned by the provision of services during the year.

Of the options granted in 2007, options for 500,000 common shares with an exercise price of CAD$0.54 and an expiry date of June 15, 2012 have vesting provisions in which options for 250,000 common shares vest on June 15, 2008 and the balance of 250,000 vest on June 15, 2009.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2007	2006	2005

Fair value of options granted during the year	$0.18	$0.30	$0.18

Risk-free interest rate	3.31%	3.32%	2.25%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	54%	66%	87%
Expected option life in years	4	4	4

Canarc Resource Corp.	Page 26

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Warrants:

At December 31, 2007, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007

$0.82	March 17, 2007	231,000	-	-	(231,000)	-
$1.25	October 18, 2007	2,150,000	-	-	(2,150,000)	-
$0.82	October 18, 2007	247,800	-	-	(247,800)	-
$0.95	October 18, 2007	350,000	-	-	(350,000)	-
$0.65	July 24, 2008	-	1,100,000	-	-	1,100,000

		2,978,800	1,100,000	-	(2,978,800)	1,100,000

At December 31, 2006, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$0.82	March 17, 2007	-	231,000	-	-	231,000
$1.25	October 18, 2007	-	2,150,000	-	-	2,150,000
$0.82	October 18, 2007	-	247,800	-	-	247,800
$0.95	October 18, 2007	-	350,000	-	-	350,000

		-	2,978,800	-	-	2,978,800

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

Canarc Resource Corp.	Page 27

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2007	71,734,505
Property agreements (Note 4(e))	400,000
Stock options (Note 7(b))	7,074,000
Warrants (Note 7(c))	1,100,000

Fully diluted, December 31, 2007	80,308,505

(e)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

8.

Notes Payable

In December 2007, the Company’s wholly-owned subsidiary, Caza Gold Corp. (“Caza”), received proceeds of CAD$300,000 in demand loans of which CAD$180,000 are from directors and officers of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum.

Canarc Resource Corp.	Page 28

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.

Related Party Transactions

General and administrative costs during 2007 include:

-

CAD$Nil (2006 - CAD$38,000 and 2005 - CAD$Nil) of consulting fees charged by a company controlled by a former director of the Company;

-

CAD$120,987 (2006 - CAD$99,208 and 2005 - CAD$59,385) of salaries paid to a director;

-

CAD$32,005 (2006 - CAD$55,580 and 2005 - CAD$23,000) in office rent recovered from companies sharing certain common directors;  and

-

CAD$35,273 (2006 - $Nil and 2005 $Nil) in office rent paid to a company sharing certain common directors.

A law firm in which a senior officer is a partner charged fees totalling CAD$106,316 in 2007 (2006 - CAD$159,594 and 2005 – CAD$65,496).  Also, in fiscal 2007, the Company paid a total of CAD$35,604 (2006 - CAD$40,000 and 2005 - CAD$40,000) to current and former directors in their capacity as Directors of the Company.

Details of transactions with Aztec are provided in Note 6, and notes payables for Caza are provided in Note 8.

10.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

11.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2007	2006	2005

Canadian statutory tax rates	34.12%	36.12%	37.12%

Expected recovery	$ (179)	$ (292)	$ (64)
Permanent differences	(58)	26	350
Benefit of tax attributes and other items	845	406	(143)
Change in valuation allowance	(2,647)	(140)	-

Income tax (expense) recovery	$ (2,039)	$ -	$ 143

Canarc Resource Corp.	Page 29

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.

Income Taxes     (continued)

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non-taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

The significant components of the Company’s future income tax assets as at December 31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets:
Resource properties	$ (599)	$ 2,156
Equipment	305	347
Non-capital losses	1,164	1,009
Capital losses	29	34
Total future income tax assets	899	3,546
Valuation allowance	(899)	(3,546)
Future income tax assets, net	$ -	$ -

At December 31, 2007, the Company has non-capital losses for Canadian tax purposes of approximately $4,665,000 which expire on various dates to 2014, and Canadian capital losses of approximately $178,000 which are without expiry.

12.

Supplemental Disclosure with respect to Cash Flows

	2007	2006	2005

Non-cash financing and investing activities:

Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	$ 69	$ -	$ 3
Stock options	177	101	18

Issuance of shares for property acquisitions	24	-	-

Mineral exploration tax credit, receivable on mineral properties	315	-	-

Canarc Resource Corp.	Page 30

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.

Subsequent Events

In March 2008, the Company announced a Special General Meeting to be held on April 29, 2008 for a special resolution to approve the distribution of approximately 83% of the Company’s interest in its wholly-owned subsidiary, Caza, to the shareholders of the Company under a plan of arrangement.  The special resolution is:  (1) to transfer the Company’s wholly-owned Mexican subsidiary which holds the rights to the Mexican gold exploration properties to Caza in return for approximately 14.4 million shares of Caza, and (2) to distribute approximately 12 million Caza shares held by the Company to the Company’s shareholders.  Upon completion of the plan of arrangement, shareholders of the Company will continue to hold shares of the Company and will receive, by way of a dividend in kind, one share of Caza for every six shares of the Company held by shareholders as of the dividend record date.  The plan of arrangement is subject to shareholder, court and regulatory approvals.

Canarc Resource Corp.	Page 31

CORPORATE  INFORMATION

HEAD OFFICE

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman and Chief Executive Officer

Bruce Bried ~ President and Chief Operating Officer

Garry Biles ~ Vice-President, Mining

James Moors ~ Vice-President, Exploration

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:

CCM

OTC-BB:

CRCUF

DBFrankfurt:

CAN

Canarc Resource Corp.	Page 32